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                                   EXHIBIT 2.1

                                  April 9, 1999




Anam Semiconductor, Inc.
Seoul, Korea
Attention:  Mr. K.H. Kim

      RE:   COMMITMENT TO PURCHASE ANAM SEMICONDUCTOR, INC. COMMON SHARES

Dear Sirs:

We are writing this letter in regard to making a potential equity investment in Anam Semiconductor, Inc. ("Anam") pursuant to the terms of its workout program with Cho Hung Bank and the other creditor banks. Along with this request, Anam has provided to us a document captioned the "7th Meeting of the Council of Creditor Financial Institutions", dated February 23, 1999 (see copy of "Workout Plan" attached hereto as Exhibit A).

It is our understanding that this Workout Plan provides the essential terms of agreement between Anam and its creditor banks for the restructuring of Anam's financial obligations to the banks and includes or reflects the elements of Anam's Self-Rescue Plan. Based on our review of the Workout Plan and on the request made to us by you, Amkor hereby issues this Letter of Commitment to make such an equity investment upon the conditions set forth in this Letter and under the Workout Plan.

Amkor is committed to making an equity investment in Anam of up to one hundred and fifty million U.S. dollars ($150,000,000) over a four year period. Such investment shall begin in 1999 in the amount of forty-one million U.S. dollars (US $41,000,000), and shall continue annually thereafter in tranches of forty-one million U.S. dollars ($41,000,000) (2000), forty-one million U.S. dollars ($41,000,000) (2001) and twenty-seven million U.S. dollars ($27,000,000)
(2002). Each tranche of the Anam shares shall be purchased at a per share price equal to 5,000 won (par value) (after giving effect to the capital reduction described in the Workout Plan), provided that if any of the creditor banks makes any of its required debt to equity conversions under the Workout Plan at a lower price, Amkor shall have the benefit of such lower price for its corresponding tranche of Anam common stock to be purchased pursuant to this commitment and the Share Subscription Agreement referred to below.

The purchase of each tranche pursuant to the above commitment shall be dependent upon the fulfillment of the following conditions to Amkor's reasonable satisfaction:

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      1) Amkor and Anam shall have entered into a Share Subscription Agreement incorporating the terms herein prior to Amkor's initial equity investment;

      2) The Creditor Banks shall make their required debt to equity conversions under the Workout Plan including the conversions to convertible bonds and non-interest bearing debt simultaneously with Amkor's corresponding tranche of equity investment; and

      3) The terms and conditions of the Workout Plan set forth in Exhibit A hereto continue to be in full force and effect.

Anam and the creditor banks also understand that the aforementioned equity investment shall occur only if Amkor and Anam shall have consummated the sale of the K-4 facility in accordance with the terms of the Asset Purchase Agreement dated December 30, 1998 (and any amendments thereto). Further, Anam covenants that it will assure that the Supply Agreements between Amkor and Anam for the provision of packaging and test services and wafer foundry services remain in full force and effect. If Anam fails to perform this covenant, Amkor reserves the right in its sole discretion not to make any remaining equity investment. In the event any tranche of investment by Amkor would, in the opinion of Amkor's independent public accountants, cause Amkor to consolidate the results of Anam in Amkor's US GAAP financial statements, Amkor and Anam will restructure the tranche (and/or prior tranches) in a manner that would not require Amkor to consolidate such results.

Please indicate your agreement with this Letter of Commitment by signing where indicated below and returning this Letter of Commitment to us.

Your prompt attention and response to this letter would be greatly appreciated.

Very truly yours,

AMKOR TECHNOLOGY,
Inc.

/s/ John N. Boruch
------------------------
John N. Boruch
Chief Operating Officer
and President

Accepted and agreed:

ANAM SEMICONDUCTOR, INC.
------------------------
/s/ K.H. Kim

K.H. Kim
President

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                                   Exhibit A*

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* Incorporated by reference to the Company's Annual Report on Form 10-K filed
  March 31, 1999.